UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN
of
ARRIS GROUP, INC.
A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254
3871 Lakefield Drive
Suwanee, GA 30024
(678) 473-2000

ARRIS Group, Inc. Employee Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009 and for the Year ended December 31, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors of ARRIS Group, Inc.
   and the Trustees of the ARRIS Group, Inc.
   Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ARRIS Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Atlanta, Georgia June 29, 2011	/s/ Ernst & Young LLP

ARRIS Group, Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Investments, at fair value	$138,688,105	$112,799,593

Receivables:
Employer contributions	457,384	380,063
Loans receivable	1,999,207	1,689,260

	2,456,591	2,069,323

Net assets reflecting assets at fair value	141,144,696	114,868,916
Adjustment from fair value to contract value for investments in fully benefit-responsive contracts	(166,797)	918,253

Net assets available for benefits	$140,977,899	$115,787,169

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

Additions to net assets attributable to:
Contributions:
Participants	$10,864,310
Rollovers	612,637
Employer	4,904,562

Total contributions	16,381,509

Investment income:
Dividends and interest	2,452,382
Net appreciation in fair value of investments	11,253,789

Total investment income	13,706,171

Interest income on loans receivable	101,278

Total additions	30,188,958

Deductions from net assets attributable to:
Benefits paid to participants	(4,987,008)
Administrative expenses	(11,220)

Total deductions	(4,998,228)

Net increase in net assets	25,190,730

Net assets available for benefits:
Beginning of year	115,787,169

End of year	$140,977,899

See accompanying notes.

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following description of the ARRIS Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.
General
The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. (“ARRIS” or the “Company”), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan contains the safe harbor provisions under Section 401(k) (12) of the Internal Revenue Code.
Contributions
Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (“IRS”) limitations. The Plan permits participants to designate all or a portion of their contributions as after-tax Roth contributions.
Under the terms of the Plan, the Company may also make discretionary employer matching-contributions. The Company matches 100% of a participant’s contributions up to the first 3% of compensation contributed to the Plan, plus 50% of the participant’s contributions with respect to the next 2% of compensation contributed to the Plan, for a maximum employer-matching contribution equal to 4% of compensation.
The Plan provides a true-up employer matching contribution to active participants’ accounts if, after the end of the Plan year, it is determined that a participant received less than the maximum percentage of employer-matching contributions required based on the participant’s total contributions for the year.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Allocations are based on participant earnings or account balances, as set forth in the Plan documents.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Employer matching contributions made on and after January 1, 2008, plus actual earnings thereon, are immediately vested at 100%. The Company contribution portion of participant accounts made prior to January 1, 2008, plus actual earnings thereon become fully vested after three years of credited service.
Forfeitures
During 2010, approximately $813 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. In 2010, the Company used $11,176 of forfeitures to offset contributions. As of December 31, 2010 and 2009, unallocated assets (e.g., forfeitures) included in investments totaled $12,483 and $22,420, respectively.

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements (continued)
December 31, 2010
1. Description of the Plan (continued)
Payment of Benefits
Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her Plan account. The Plan also provides for hardship distributions and, once a participant has attained age 59 1/2, in-service distributions.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Certain loans originating from the C-COR, Incorporated Retirement Savings and Profit Sharing Plan (“Prior Plan”) that were assumed by the Plan in 2008 have longer terms as was permitted under the Prior Plan at the time the loans were made. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.
Administrative Expenses
Substantially all expenses of administering the Plan are paid through Plan Investments with the exception of certain fees associated with participant loans in which case the fees are paid from the participant’s account balance.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan document.
2. Summary of Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements have been prepared on the accrual basis of accounting.
Reclassifications
Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements (continued)
December 31, 2010
2. Summary of Significant Accounting Policies (continued)
Loans Receivable
Loans receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investments
The Plan’s investments in the mutual funds and common stock fund are stated at fair value, which is based on quoted market prices on national exchanges as of the last business day of the Plan year. The contract value of participation units owned in the fully benefit-responsive Fixed Fund and the Prudential Stable Value Fund, a synthetic guaranteed investment contract (“SGIC”), are based on net asset values, as determined by the Trustee, on the last business day of the Plan year. The fair value of the participation units is based on the fair value of the underlying assets.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan’s investments in the Prudential Stable Fund, which is a fully benefit-responsive SGIC and common collective trust whose underlying investments are GICs, are recorded at fair value (see Note 4); however, since they are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees.
Except for events which may result in termination for cause, including, but not limited to, plan termination or merger, early retirement incentive, and layoffs, the issuer may not cause the contract to be terminated at an amount other than contract value. The Plan does not believe that the occurrence of any event limiting the Plans’ ability to transact at contract value is probable.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a quarterly basis for resetting. The minimum crediting rate is 0%. The average earnings yield of the Prudential Stable Fund was approximately 2.76% and 3.44% at December 31, 2010 and 2009, respectively. The average yield credited to members was approximately 3.11% and 3.12% at December 31, 2010 and 2009, respectively. The average earnings yield differs from the average yield credited to participants as a result of the fund construction which utilizes contract value crediting rates that are intended to smooth out and blend in earnings yields over time.

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements (continued)
December 31, 2010
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Recently Issued Accounting Standards
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements (continued)
December 31, 2010
4. Investments
Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2010		2009

Prudential Core Conservative Bond Fund (a)	$20,255,514		(c	)
American Funds Growth Fund R4	9,948,073		$8,546,050
Vanguard Institutional Index	9,751,997		7,764,902
Wells Fargo Advantage DJ Target 2030 I	9,498,531		7,205,300
PIMCO Total Return Admin	9,430,694		7,143,484
Oakmark Equity & Income	8,824,867		7,604,498
Columbia Acorn Z	8,716,040		(c	)
Wells Fargo Advantage DJ Target 2020 I	8,285,303		(c	)
American Funds Cap Wld Growth & Income R4	7,079,329		(c	)
Fixed Fund-Institutional (b)	(c	)	18,130,415

(a)	Prudential Core Conservative Bond Fund is a common collective trust whose underlying investments are GICs, and is shown at fair value. The contract value was $20,088,717 as of December 31, 2010.

(b)	Fixed Fund-Institutional is a collective trust fund, and is shown at contract value. The fair value was $17,212,162 as of December 31, 2009.

(c)	Investment balance was less than 5% at year end.
The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Year ended
December 31,
2010
Mutual funds and lifecycle funds (quoted market prices)	$10,726,753
Collective trust funds (net asset value)	395,983
Common stock fund (quoted market prices)	131,053

$11,253,789

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements (continued)
December 31, 2010
4. Investments (continued)
Fair Value Measurements
Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
ARRIS Group, Inc, Common Stock Fund
This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. This common stock fund is classified as a Level 1 investment.
Lifecycle Funds
These funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. and international common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair value of the investments in this category is determined by obtaining quoted prices on nationally recognized securities exchanges. These investments are classified as level 1 within the valuation hierarchy.
Collective Trust Fund
The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Short-term investments consist of a collective trust with principal preservation as its primary objective. The collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements (continued)
December 31, 2010
4. Investments (continued)
Synthetic GIC
The fair value of investments in synthetic SGICs is the market value of the assets within the underlying collateral portfolio as of the plan year end date. The fair value of the wrapper equals zero, and is based on replacement cost for the contract. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2010 and 2009, there were no reserves against contract values for credit risk of contract issuers or otherwise. The underlying investment of the SGIC, which is a common collective trust, is classified within level 2 of the fair value hierarchy. See Collective Trust Fund above for information regarding how the fair value is determined.
Mutual Funds
The fair value of the mutual funds is determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 input). The investment objective of the registered investment company is a combination of current income and capital growth and holds a diversified mix of domestic and international equities, domestic and international investment grade bonds, domestic high-yield bonds, and investment grade money market instruments.
The following table presents the Plan assets measured at fair value on a recurring basis subject to the disclosure requirements:

	December 31, 2010
	Level 1	Level 2		Level 3	Total
ARRIS common stock fund	$5,206,215	$		$—	$5,206,215
Lifecycle funds	30,579,062		—	—	30,579,062
Collective trust fund	—		760	—	760
Synthetic GIC — collective trust			20,255,514		20,255,514
Mutual funds:
Money market funds	293,696		—	—	293,696
Balanced funds	8,824,867		—	—	8,824,867
Blended funds	24,499,478		—	—	24,499,478
Growth funds	20,002,240		—	—	20,002,240
Value funds	11,251,834		—	—	11,251,834
International equities	7,079,329		—	—	7,079,329
Intermediate term bond	9,430,694		—	—	9,430,694
Real estate equity	1,264,416		—	—	1,264,416

Total	$118,431,831		$20,256,274	$—	$138,688,105

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements (continued)
December 31, 2010
4. Investments (continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
ARRIS common stock fund	$6,399,931	$—	$—	$6,399,931
Lifecycle funds	21,553,794	—	—	21,553,794
Collective trust funds	—	17,212,162	—	17,212,162
Synthetic GIC — collective trust		667,449		667,449
Mutual funds:
Money market funds	283,173	—	—	283,173
Balanced funds	7,604,498	—	—	7,604,498
Blended funds	20,103,964	—	—	20,103,964
Growth funds	15,863,280	—	—	15,863,280
Value funds	9,339,611	—	—	9,339,611
International equities	6,135,407	—	—	6,135,407
Intermediate term bond	7,143,484	—	—	7,143,484
Real estate equity	492,840	—	—	492,840

Total	$94,919,982	$17,879,611	$—	$112,799,593

5. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to the Form 5500:

Net assets available for benefits per the financial statements	$140,977,899
Adjustment from fair value to contract value for fully benefit-responsive GIC	166,797

Net assets available for benefits per the Form 5500	$141,144,696

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$30,188,958
Adjustment from fair value to contract value for fully benefit-responsive GIC at December 31, 2010	166,797
Total income per the Form 5500	$30,355,755

ARRIS Group, Inc. Employee Savings Plan
Notes to Financial Statements (continued)
December 31, 2010
6. Income Tax Status
The Plan has received a determination letter from the IRS dated May 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
7. Transactions with Parties-in-Interest
The following transactions qualify as related-party transactions; however, all of these types of transactions are exempt from the prohibited transaction rules:
•	The Plan held ARRIS common stock fund valued at $5,206,215 and $6,399,931 at December 31, 2010 and 2009, respectively.

•	Participants have loans from their fund accounts outstanding in the amount of $1,999,207 and $1,689,260 as of December 31, 2010 and 2009, respectively.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ARRIS Group, Inc.
Employee Savings Plan
EIN: 58-2588724 Plan Number: 002
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)	(e)
	(b)	Description of	Current
(a)	Identity of Issue	Investment	Value

	Prudential	Prudential Core Conservative Bond Fund	$20,255,514
	American Funds	American Funds Growth Fund R4	9,948,073
	Vanguard	Vanguard Institutional Index	9,751,997
	Wells Fargo	Wells Fargo Advantage DJ Target 2030 I	9,498,531
	PIMCO	PIMCO Total Return Admin	9,430,694
	Oakmark	Oakmark Equity & Income	8,824,867
	Columbia	Columbia Acorn Z	8,716,040
	Wells Fargo	Wells Fargo Advantage DJ Target 2020 I	8,285,303
	American Funds	American Funds Cap Wld Growth & Income R4	7,079,329
	Blackrock	Blackrock Equity Dividend A	6,826,166
	Thornburg	Thornburg International Value R5	6,038,728
	Davis	Davis New York Venture A	5,198,093
	Columbia	Columbia Mid Cap Value Z	4,425,668
	Wells Fargo	Wells Fargo Advantage DJ Target 2040 I	4,369,414
	Oppenheimer	Oppenheimer Small & Midcap Value A	3,510,660
	Wells Fargo	Wells Fargo Advantage DJ Target 2035 I	1,865,668
	Wells Fargo	Wells Fargo Advantage DJ Target 2010 I	1,817,666
	Wells Fargo	Wells Fargo Advantage DJ Target 2025 I	1,750,369
	Wells Fargo	Wells Fargo Advantage DJ Target 2015 I	1,578,908
	Blackrock	Blackrock Small Cap Growth Equity Inv A	1,338,127
	American Century	American Century Real Estate Inv	1,264,416
	Wells Fargo	Wells Fargo Advantage DJ Target Today I	649,976
	Wells Fargo	Wells Fargo Advantage DJ Target 2050 I	452,736
	Wells Fargo	Wells Fargo Advantage DJ Target 2045 I	310,491
**	Dwight Asset Management	Fixed Fund-Institutional	760
*	ARRIS Group, Inc.	Common stock fund	5,206,215
*	ARRIS Group, Inc.	Short Term Investments & Cash	293,696
*	Participants	Loans receivable; interest rates range 4.25% - 9.50%; maturities through 09/02/2037	1,999,207

			$140,687,312

*	Represents a party-in-interest to the Plan

**	Investment presented at contract value
Note: Cost information (column d) has not been included as all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN
By:	Administrative Committee (Plan Administrator)

/s/ Lawrence A. Margolis
Lawrence A. Margolis Executive Vice President, Administration, Legal, HR, and Strategy, Chief Counsel, and Secretary

Dated: June 29, 2011